FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

SEC MAIL PROCESSING SECTION
JAN 27 2004
WASH. D.C.

Citigroup Mortgage Loan Trust Inc.
Exact Name of Registrant as Specified in Charter

0001269472
Registrant CIK Number

Form 8-K, January 26, 2004, Series 2004-A
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-107958
SEC File Number, if available

Name of Person Filing the Document
(If Other than the Registrant)

04006207

PROCESSED
JAN 30 2004
THOMSON FINANCIAL

[TPW: NYLEGAL:205845.1] 15527-01305 01/26/04 04:37pm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

Dated: January 26, 2004

CITIGROUP MORTGAGE LOAN TRUST INC.

By: ______________________
Authorized Signatory

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.5	Computational Materials	P*

*The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic filing requirements.

ORIGEN

$200,000,000

ORIGEN MANUFACTURED HOUSING CONTRACT TRUST 2004-A
Issuer
CITIGROUP MORTGAGE LOAN TRUST INC.
Depositor
ORIGEN FINANCIAL L.L.C.
Originator
ORIGEN SERVICING, INC.
Servicer

ORIGEN MANUFACTURED HOUSING CONTRACT TRUST NOTES, SERIES 2004-A

Subject to Revision
Term Sheet dated January 20, 2004

The information herein has been provided solely by Citigroup Global Markets Inc. ("Citigroup") based on information with respect to the manufactured housing contracts provided by Origen Financial, L.L.C. ("Origen") and its affiliates. Neither Origen nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information and will be superseded by the Prospectus and Prospectus Supplement for this transaction and by any other information subsequently filed with the Securities and Exchange Commission (SEC). All assumptions and information in this report reflect Citigroup's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, Citigroup does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. Citigroup (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to herein, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, Citigroup may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a Prospectus and, if required, a Prospectus Supplement. Finally, Citigroup has not addressed the legal, accounting and tax implications of the analysis with respect to you, and Citigroup strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus and Prospectus Supplement may be obtained by contacting Citigroup's Mortgage Desk at (212) 723-6217.

Summary of Series Terms

Parties

Party	Description
Issuer	• Origen Manufactured Housing Contract Trust 2004-A.
Depositor	• Citigroup Mortgage Loan Trust Inc. will sell the manufactured housing installment sale contracts and installment loan agreements, or contracts, to the issuer.
Originator	• Origen Financial L.L.C., a Delaware limited liability company.
Seller	• Origen Securitization Company, LLC, a Delaware limited liability company and a wholly-owned subsidiary of Origen Financial L.L.C., will sell the manufactured housing installment sale contracts and installment loan agreements, or contracts, to the depositor.
Servicer	• Origen Servicing, Inc. will act as servicer of the contracts under the sale and servicing agreement. Origen Financial L.L.C. will subservice the contracts secured by manufactured homes located in certain jurisdictions until Origen Servicing, Inc. has obtained all requisite licenses from those jurisdictions.
Indenture Trustee	• JPMorgan Chase Bank, a New York banking corporation, as indenture trustee under the Indenture.
Owner Trustee	• Wilmington Trust Company, a Delaware banking corporation, not in its individual capacity but solely as owner trustee under the trust agreement.

Title of Securities

Origen Manufactured Housing Contract Trust 2004-A (the "Series 2004-A notes").

The Trust Estate

The trust estate will consist primarily of manufactured housing installment sale contracts and installment loan agreements, or contracts, which will be acquired by the issuer on the closing date and held by the indenture trustee for the benefit of the noteholders. The aggregate principal amount of the contracts actually delivered to the trust on the closing date may vary by up to plus or minus 5%. It is possible that contracts will be added to, and certain contracts may be removed from, the pool of contracts between the date of this prospectus supplement and the closing date. Notwithstanding any such additions or removals, the characteristics of the contracts actually included in the trust on the closing date are not expected to differ materially from the characteristics described in this term sheet.

Offered Notes (1), (2)

Class	Initial Note Balance	Rating (Moody's / S&P)	Average Life (years)	Principal Payment Windows (months)	Bond Type	Interest Accrual Basis	Expected Final Maturity (to call/ to maturity)	Legal Final Maturity
A-1	$64,500,000	Aaa/AAA	1.00	1-25	Fixed	30/360	3/2006 / 3/2006	10/2013
A-2	$45,000,000	Aaa/AAA	3.00	25-48	Fixed	30/360	2/2008 / 2/2008	8/2017
A-3	$15,000,000	Aaa/AAA	5.27	48-78	Fixed	30/360	8/2010 / 8/2010	12/2020
A-4	$32,643,000	Aaa/AAA	9.03	78-118	Fixed	30/360	12/2013 / 8/2015	1/2035
M-1	$23,809,000	Aa2/AA	7.67	51-118	Fixed	30/360	12/2013 / 7/2016	1/2035
M-2	$19,048,000	A2/A	7.66	50-118	Fixed	30/360	12/2013 / 6/2017	1/2035

(1) Each note is priced to a 20% call
(2) Pricing prepayment assumption: 200% MHP

Series Issuance Date

On or about February 11, 2004.

Series Cut-Off Date

The opening of business on February 1, 2004.

Owner Trust Certificate

In addition to the notes, the Issuer will issue ownership certificates, designated as the Origen Manufactured Housing Contract Trust 2004-A Owner Trust Certificates, to the depositor.

The owner trust certificates are not being offered hereby and will be delivered to the seller or its designee as partial consideration of the contracts.

Terms of the Series 2004-A Notes

Payments on Contracts; Amount Available

The servicer, on behalf of the trust, will establish and maintain, in the name of the trust, for the benefit of the noteholders, a collection account. All payments from obligors on the contracts which the servicer receives, including principal prepayments and advance payments by obligors not constituting principal prepayments, must be paid into the collection account no later than two business days after receipt of the payment, except amounts received as payments of taxes or insurance or as late payment fees, extension fees, assumption fees or similar fees. These fees are included as part of the servicer's servicing fees. In addition, amounts paid by the originator for contracts repurchased as a result of breach of warranties under the contract purchase agreement, and amounts required to be deposited upon substitution of a contract because of breach of warranties, must be paid into the collection account.

On the fourth business day before each payment date, referred to herein as the determination date, the servicer will determine the amount available to be remitted to the note payment account for payment to the notes for that payment date (without regard to any increase in the amount available from collections received during the current due period to remedy any deficiency in the Interest Payment Amount) and shall report electronically such amount and any other information as described in the servicing agreement to the indenture trustee.

The amount available on each payment date will generally include:

(i) all payments of interest and principal, including all partial principal prepayments applied and all principal prepayments in full and interest thereon, collected by the servicer with respect to the contracts during the related due period,

(ii) the repurchase price of each contract which, during the month preceding the related due period, the originator purchased under the contract purchase agreement on account of breaches of the originator's representations and warranties, plus

(iii) all liquidation proceeds with respect to each contract that became a liquidated contract during the related due period.

The amount available will be reduced by the following amounts:

(i) amounts payable to the indenture trustee to reimburse it for any tax imposed on the trust and paid by the indenture trustee;

(ii) the monthly servicing fee for that payment date;

(iii) liquidation expenses incurred and taxes and insurance on repossessed manufactured homes, advanced by the servicer for manufactured homes that are reimbursable to the servicer under the servicing agreement;

(iv) reimbursement to the servicer in respect of Nonrecoverable Advances to the extent permitted under the servicing agreement;

(v) that amount of collections received during the related due period and applied to remedy any deficiency in the Interest Payment Amount due on any class of notes on the prior payment date; and

(vi) any amounts incorrectly deposited in the collection account.

In addition, the amount available on any payment date will be increased by collections received after the end of the related due period and prior to the determination date, up to a limited amount, if any, as described in the servicing agreement or the indenture, to the extent necessary to pay in full the Interest Payment Amount due on such payment date to each class of notes.

Liquidation expenses are out-of-pocket expenses incurred by the servicer in connection with the liquidation of a defaulted contract, including, without limitation, legal fees and disbursements.

The due period for all payment dates will be the calendar month preceding the month in which such payment date occurs.

One business day before each payment date, no later than 1:00 p.m. New York time, the servicer will remit the amount available to the note payment account. The indenture trustee will withdraw funds from the note payment account to make payments to noteholders.

From time to time, as provided in the servicing agreement, the servicer will withdraw funds from the collection account for the purposes set forth in the servicing agreement.

Priority of Payments

On each payment date, the indenture trustee will apply the amount available to make payments in the following order of priority:

(1) the trustee fee and any reimbursements (such reimbursements subject to a cap of $100,000 per annum) due to the indenture trustee;

(2) the monthly backup servicing fee to the backup servicer;

(3) concurrently, to each Class of Class A notes, the related Interest Payment Amount for that payment date, pro rata based on the Interest Payment Amount each class is entitled to receive, with any shortfall in the amount available being allocated pro rata on that basis;

(4) to the Class M-1 notes, the Interest Payment Amount for the Class M-1 notes for that payment date;

(5) to the Class M-2 notes, the Interest Payment Amount for the Class M-2 notes for that payment date;

(6) to the Class A notes, the Class A Principal Payment Amount for that payment date sequentially in the following order of priority:

    (i) to the Class A-1 notes, until the principal balance of the Class A-1 notes has been reduced to zero;

    (ii) to the Class A-2 notes, until the principal balance of the Class A-2 notes has been reduced to zero;

    (iii) to the Class A-3 notes, until the principal balance of the Class A-3 notes has been reduced to zero; and

    (iv) to the Class A-4 notes, until the principal balance of the Class A-4 notes has been reduced to zero;

(7) to the Class M-1 notes as follows:

    (i) the Class M-1 Liquidation Loss Interest Amount for such payment date;

    (ii) the Class M-1 Principal Payment Amount for such payment date;

(8) to the Class M-2 notes as follows:

    (i) the Class M-2 Liquidation Loss Interest Amount for such payment date;

    (ii) the Class M-2 Principal Payment Amount for such payment date; and

(9) to the Class A-4 notes, the Class M-1 notes and the Class M-2 notes, in that order, the related Available Funds Cap Carry Forward Amount for that payment date;

(10) to the indenture trustee any reimbursement for expenses incurred in excess of the amount set forth in (1) above, without regard to the annual cap on such amounts; and

(11) remaining amounts to the holders of the owner trust certificates.

Notwithstanding the prioritization of the payment of the Class A Principal Payment Amount pursuant to clause (6) above, if the aggregate principal balance of the Class A notes exceeds the pool principal balance for that payment date, the payment pursuant to clause (6) above will be made pro rata based on the principal balances of the Class A notes.

To the extent that available funds are paid, noteholders have no recourse for the issuer's failure to make payments due on the notes unless (i) the issuer fails to pay the Interest Payment Amount due on any class and, if the Class A notes are no longer outstanding, the related liquidation loss interest amount due to the most senior class of notes outstanding, for a period of six consecutive payment dates or (ii) the issuer fails to pay the principal balance of any class on the related Final Stated Maturity Date.

Interest Payment Dates

Interest will be payable on the 15th of each month, unless the 15th is not a business day, in which case the payment will be made on the following business day. The first payment will be on March 15, 2004.

Interest Payments

With respect to any payment date, each class of offered notes will be entitled to receive, in the order set forth above and subject to the availability of the amount available after prior payments, the related Interest Payment Amount for that class accrued during the related interest period.

Glossary of Terms—Interest Payments

With respect to each class of notes, the "Interest Payment Amount" will be equal to the sum of

(1) interest at the related note rate that accrued during the related interest period on, in the case of the Class A notes, the related note balance and, in the case of the Class M notes, the related adjusted note balance,

(2) any unpaid shortfall in interest owed to the notes pursuant to clause (1) on prior payment dates, and

(3) interest on the amount in clause (2) at the related note rate.

With respect to each interest period, interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

The adjusted note balance of any of the Class M-1 or Class M-2 notes as of any payment date will be the Class M-1 Adjusted Note Balance and the Class M-2 Adjusted Note Balance for that payment date, respectively. The adjusted note balance of any of the Class A notes as of any payment date will be the outstanding note balance of that class of notes.

The Class M-1 Adjusted Note Balance for any payment date will be the lesser of (i) the Class M-1 note balance as of the day immediately preceding that payment date and (ii) the Pool Principal Balance for the previous payment date minus the Class A note balance as of the day immediately preceding that payment date.

The Class M-2 Adjusted Note Balance for any payment date will be the lesser of (i) the Class M-2 note balance as of the day immediately preceding that payment date and (ii) the Pool Principal Balance for the previous payment date minus the sum of the Class A note balance and the Class M-1 note balance, in each case as of the day immediately preceding that payment date.

The Class A note balance as of any payment date will be the sum of the Class A-1 note balance, the Class A-2 note balance, the Class A-3 note balance and the Class A-4 note balance.

The "Class M-1 Liquidation Loss Interest Amount" for any payment date will be equal to the sum of

(1) interest at the related note rate that accrued during the related interest period on the Class M-1 Loss Balance,

(2) any unpaid shortfall in interest owed to the notes pursuant to clause (1) on prior payment dates, and

(3) interest on the amount in clause (2) at the related note rate.

The "Class M-2 Liquidation Loss Interest Amount" for any payment date will be equal to the sum of

(1) interest at the related note rate that accrued during the related interest period on the Class M-2 Loss Balance,

(2) any unpaid shortfall in interest owed to the notes pursuant to clause (1) on prior payment dates, and

(3) interest on the amount in clause (2) at the related note rate.

The "Class M-1 Loss Balance" on any payment date will be the outstanding note balance of the Class M-1 notes immediately preceding that payment date less the Class M-1 Adjusted Note Balance for that payment date.

The "Class M-2 Loss Balance" on any payment date will be the outstanding note balance of the Class M -2 notes immediately preceding that payment date less the Class M-2 Adjusted Note Balance for that payment date.

The interest accrual period for any payment date with respect to each class of notes, will be the calendar month preceding the month in which the payment date occurs.

The note balance of any class of notes as of any payment date will be the original principal balance of that class less all amounts previously paid to holders of that class on account of principal.

The note rate for (i) each class of Class A notes, other than the Class A-4 notes, will be the fixed rate listed on the cover of this prospectus supplement for the class of notes and (ii) the Class A-4 notes and each class of Class M notes will be the lesser of (x) the fixed rate listed on the cover of this prospectus supplement for that class of notes and (y) the available funds rate for that payment date.

The available funds rate for any payment date will be the rate per annum equal to the weighted average of the contract rates (weighted on the basis of the principal balance of the contracts as of the first day of the related due period), net of the rate at which the trustee fee, the servicing fee and the backup servicing are calculated, multiplied by a fraction the numerator of which is the Pool Principal Balance for the immediately preceding payment date and the denominator of which is the sum of aggregate note balance of the Class A notes as of the day immediately prior to that payment date, the Class M-1 Adjusted Note Balance for that payment date and the Class M-2 Adjusted Note Balance for that payment date.

The "Available Funds Cap Carry-Forward Amount" for the Class A-4 notes or a class of Class M notes and any payment date on which the note rate therefor is the available funds rate, will be the sum of

(1) the excess, if any, of (a) the amount of interest accrued thereon for such payment date calculated pursuant to clause (ii) (x) of the definition of note rate over (b) the amount of interest accrued thereon at the available funds rate for that payment date;

(2) any unpaid shortfall in interest owed to the notes pursuant to clause (1) on prior payment dates; and

(3) interest on the amount in clause (2) at the related note rate.

Principal Payments

Holders of each class of notes will be entitled to receive a payment of principal on each payment date, to the extent of the amount available in the note payment account on that date available for payment in the order described above under "Priority of Payments".

Glossary of Terms—Principal Payments

The "Class A Principal Payment Amount" for any payment date will equal the lesser of (i) Required Principal Payment Amount for that payment date and (ii) the Class A note balance as of the day immediately preceding that payment date less the Class A Target Balance for that payment date.

The "Class M-1 Principal Payment Amount" for any payment date will equal the lesser of (i) Required Principal Payment Amount for that payment date minus the Class A Principal Payment Amount for that payment date and (ii) the Class M-1 note balance as of the day immediately preceding that payment date less the Class M-1 Target Balance for that payment date.

The "Class M-2 Principal Payment Amount" for any payment date will equal the lesser of (i) Required Principal Payment Amount for that payment date minus the Class A Principal Payment Amount and the Class M-1 Principal Payment Amount for that payment date and (ii) the Class M-2 note balance as of the day immediately preceding that payment date less the Class M-2 Target Balance for that payment date.

The "Class A Target Balance" will equal (i) for each payment date prior to the Stepdown Date, on which a Trigger Event is in effect or on which the Pool Principal Balance is less than or equal to 20% of the Pool Principal Balance as of the cut-off date, zero and (ii) for each payment date on or after the Stepdown Date provided that a Trigger Event is not in effect and that the Pool Principal Balance is greater than 20% of the Pool Principal Balance as of the cut-off date, the Pool Principal Balance minus the greater of (x) 63.00% of the Pool Principal Balance and (y) the Overcollateralization Target Amount for that payment date; provided, however, that, in no event will the Class A Target Balance for any payment date be greater that the Class A note balance as of the day immediately preceding that payment date.

The "Class M-1 Target Balance" will equal (i) for each payment date prior to the Stepdown Date, on which a Trigger Event is in effect or on which the Pool Principal Balance is less than or equal to 20% of the Pool Principal Balance as of the cut-off date, zero and (ii) for each payment date on or after the Stepdown Date provided that a Trigger Event is not in effect and that the Pool Principal Balance is greater than 20% of the Pool Principal Balance as of the cut-off date, (1) the Pool Principal Balance minus the greater of (x) 45.50% of the Pool Principal Balance and (y) the Overcollateralization Target Amount for that payment date minus (2) the Class A Target Balance for that payment date; provided, however, that, in no event will the Class M-1 Target Balance for any payment date be greater that the Class M-1 note balance as of the day immediately preceding that payment date.

The "Class M-2 Target Balance" will equal (i) for each payment date prior to the Stepdown Date, on which a Trigger Event is in effect or on which the Pool Principal Balance is less than or equal to 20% of the Pool Principal Balance as of the cut-off date, zero and (ii) for each payment date on or after the Stepdown Date provided that a Trigger Event is not in effect and that the Pool Principal Balance is greater than 20% of the Pool Principal Balance as of the cut-off date, (1) the Pool Principal Balance minus the greater of (x) 31.50% of the Pool Principal Balance and (y) the Overcollateralization Target Amount for that payment date minus (2) the sum of the Class A Target Balance and the Class M-1 Target Balance for that payment date; provided, however, that, in no event will the Class M-2 Target Balance for any payment date be greater that the Class M-2 note balance as of the day immediately preceding that payment date.

A liquidated contract is a defaulted contract as to which all amounts that the servicer expects to recover through the date of disposition of the manufactured home have been received.

The "Pool Principal Balance" as of any payment date will be the aggregate of the Principal Balances of contracts outstanding at the end of the related due period.

The "Principal Balance" of a contract as of any payment date is the unpaid principal balance of the contract on the cut-off date less any principal collected with respect to that contract prior to the last day of the related due period.

The "Required Principal Payment Amount" for any payment date will be the amount by which (i) the sum of the note balances of the Class A and Class M notes, as of the day immediately preceding that payment date, exceeds (ii) the Pool Principal Balance as of that payment date minus the Overcollateralization Target Amount for that payment date.

A "Trigger Event" will be in effect with respect to any payment date if:

(i) the average sixty-day delinquency ratio test, as defined in the servicing agreement, as of the payment date exceeds 8.00%;

(ii) the aggregate of realized losses incurred since the cut-off date and as of the payment date exceed the following percentages of the aggregate Principal Balance of the contracts as of the cut-off date: payment dates commencing March 2008 to and including September 2009, 8.00%, payment dates commencing October 2009 to and including September 2010, 10.00%, payment dates commencing October 2010 to and including September 2011, 13.00% and each payment date thereafter, 15.00%;

(iii) the current realized loss ratio, as defined in the servicing agreement, as of the payment date exceeds 4.00%.

Credit Enhancement - *Excess Interest*

The interest accrued each month on the contracts, in the aggregate, is expected to exceed the amount needed to pay monthly interest on the offered notes and to pay certain fees and expenses of the trust. The excess interest from the contracts each month will be available to absorb realized losses on the contracts and to make payments of principal on the notes in order to maintain or restore overcollateralization at the required level.

Credit Enhancement - *Subordination*

The rights of the holders of the Class M notes to receive payments will be subordinated, to the extent described in "Priority of Payments" above, to the rights of the holders of the Class A notes. In addition, the rights of the holders of the Class M-2 notes to receive payments will be subordinated to the rights of the holders of the Class M-1 notes. Subordination is intended to enhance the likelihood of regular payments on the more senior notes in respect of interest and principal and to afford the more senior notes protection against realized losses on the contracts.

Credit Enhancement - *Overcollateralization*

On the closing date, the aggregate principal balance of the contracts as of the cut-off date will exceed the aggregate original principal balances of the notes by approximately $38,096,000, or approximately 16.00% of the aggregate cut-off date principal balance of the contracts included in the trust as of the closing date. On any payment date prior to the stepdown date or on which a trigger event is in effect, the Class A noteholders will receive 100% of the principal collections and excess interest on the contracts. This will have the effect of accelerating the amortization of the notes relative to the amortization of the contracts and thereby increasing the Overcollateralization Amount. Once the Overcollateralization Target Amount is reached or is permitted to step down, a portion of the principal collections and excess interest that would otherwise have been paid to the holders of the notes will be distributed to the Owner Trust Certificates. The step down of the Overcollateralization Target Amount will have the effect of decelerating the amortization of the notes relative to the amortization of the contracts and thereby decreasing the Overcollateralization Amount.

With respect to any payment date, the "Overcollateralization Amount" will be the excess of the Pool Principal Balance for that payment date over the aggregate of the note balances of the offered notes.

Overcollateralization Target Amount

The "Overcollateralization Target Amount" will be (i) for each payment date prior to the Stepdown Date, 18.00% of the Pool Principal Balance as of the cut-off date, (ii) for each payment date on or after the Stepdown Date provided a Trigger Event is not in effect, the lesser of (x) 18.00% of the Pool Principal Balance as of the cut-off date and (y) the greater of (1) 31.50% of the Pool Principal Balance for that payment date and (2) approximately $14,285,760, and (iii) for each payment date on or after the Stepdown Date and on which a Trigger Event is in effect, the Overcollateralization Target Amount for the immediately preceding payment date. Notwithstanding the foregoing, on any payment date on which the Pool Principal Balance is less than or equal to 20% of the Pool Principal Balance as of the cut-off date, the Overcollateralization Target Amount will equal 100% of the then-current Pool Principal Balance.

Stepdown Date

The earlier to occur of (i) the payment date in March 2008 or (ii) the first payment date after which the aggregate note balance of the Class A notes has been reduced to zero.

Optional Redemption; Auction Sale

At its option, the servicer will be permitted to purchase all outstanding contracts and thereby redeem the offered notes, in whole but not in part, on any payment date on which the aggregate principal balance of the contracts remaining in the contract pool has been reduced to less than or equal to 20% of the aggregate principal balance of the contracts as of the cut-off date.

If the servicer does not exercise this purchase option, then on the next payment date the indenture trustee, or an agent on its behalf, will begin an auction process to sell the contracts and the other trust assets. The indenture trustee cannot sell the trust assets and liquidate the trust pursuant to the auction process unless the proceeds of that sale are expected to be sufficient to pay the aggregate unpaid principal balance of the notes and all accrued and unpaid interest thereon.

Events of Default

"Event of Default" under the indenture with respect to the offered notes will be as follows:

a) the failure of the issuer to pay Interest Payment Amount due on any class and, if the Class A notes are no longer outstanding, the related liquidation loss interest amount due on the most senior class of the notes outstanding, for a period of six consecutive months;

b) the failure of the issuer to pay the principal of any note in full by its Final Stated Maturity Date;

c) a default by the issuer in the observance of certain negative covenants in the indenture;

d) a default by the issuer in the observance of any other covenant of the indenture, and the continuation of any such default for a period of thirty days after notice to the issuer by the indenture trustee or by the holders of at least 25% of the aggregate note balance of the offered notes, as applicable;

e) any representation or warranty made by the issuer in the indenture or in any offered note or other writing delivered pursuant thereto having been incorrect in a material respect as of the time made, and the circumstance in respect of which such representation or warranty is incorrect not having been cured within thirty days after notice thereof is given to the issuer by the indenture trustee or by the holders of at least 25% of the aggregate note balance of the offered notes, as applicable; or

f) certain events of bankruptcy, insolvency, receivership or reorganization of the issuer.

Losses on Liquidated Contracts

In the event the amount available in the payment account for any payment date is insufficient to pay the full Required Principal Payment Amount for that payment date to the noteholders, the overcollateralization amount would be reduced by the amount of that deficiency. If the overcollateralization amount were reduced to zero, further losses and delinquencies, including reductions in the principal balances of defaulted contracts as a loss mitigation effort by the servicer, would cause the aggregate outstanding principal balance of the notes to be greater than the pool principal balance. If this occurs, the amount of the deficiency, which we refer to as the "liquidation loss amount," will result in a reduction first, of the adjusted note balance with respect to the Class M-2 notes and, then, if the note balance of the Class M-2 notes is less than such liquidation loss amount, a reduction of the adjusted note balance of the Class M-1 notes. If the adjusted note balance of a class of notes is reduced by a liquidation loss amount, interest accruing on that class will be calculated on the lower, adjusted note balance of that class. The interest accruing on that class's liquidation loss amount each month, plus interest at the applicable note rate on any liquidation loss interest amount due on a prior payment date but not paid, will be paid to the noteholders of that class from the amount available for that payment date prior to the payment of principal on that class and prior to any payment of principal on a subordinate class. However, once a liquidation loss amount is incurred there will not be enough principal and interest on the contracts to pay first to the Class M-2 notes, then the Class M-1 notes and under certain loss scenarios, the Class A notes all principal amounts to which such notes are then entitled. Consequently, but for the effect of the overcollateralization amount, first the Class M-2 noteholders, then the Class M-1 noteholders and then the Class A noteholders will absorb all losses on each liquidated contract in the amount by which its liquidation proceeds, net of the related liquidation expenses, are less than its unpaid principal balance plus accrued and unpaid interest less the monthly servicing fee and will incur a loss on their investments.

Origen's Performance History

Default, Delinquency and Loss Experience

The following tables set forth certain information concerning the default, delinquency and loan loss experience of the portfolio of manufactured housing installment sales contracts and residential mortgages originated and serviced by Origen Financial L.L.C., Origen Servicing, Inc. and Origen Financial, Inc. (collectively "Origen"), as of the dates shown. Because defaults, delinquencies and loan losses are affected by a variety of changing underwriting, economic, geographic, loan aging, and other factors there can be no assurance that the default, delinquency and loan loss experience of the contracts will be comparable to that set forth below.

The table below shows the cumulative defaults, which the originator defines as of the respective dates of repossession of the related manufactured homes, experienced with respect to all contracts originated by Origen, Origen Financial L.L.C. and Dynex Financial, Inc. in each of the years indicated in the columns. The results are calculated as a percentage derived by adding the unpaid principal balance of all defaulted loans originated in that year and dividing that sum by the aggregate original principal balance of all contracts originated in that year, as of the end of each quarterly measurement period.

Origen Static Pool Cumulative Default - By Year of Origination							
Age by Quarter	**1997**	**1998**	**1999**	**2000**	**2001**	**2002**	**2003**
1	0.00%	0.00%	0.01%	0.02%	0.00%	0.00%	0.00%
2	0.04%	0.02%	0.03%	0.14%	0.11%	0.04%	0.01%
3	0.18%	0.18%	0.19%	0.56%	0.56%	0.17%	0.11%
4	0.45%	0.50%	0.64%	0.88%	1.84%	0.23%	0.38%
5	0.86%	0.95%	1.18%	1.88%	3.02%	0.38%	
6	1.51%	1.40%	1.96%	3.23%	4.34%	0.69%	
7	2.41%	2.23%	2.79%	5.48%	5.61%	1.19%	
8	3.41%	3.08%	3.91%	7.21%	7.39%	1.82%	
9	4.27%	3.86%	5.24%	9.17%	9.03%		
10	5.21%	4.50%	6.06%	11.07%	10.36%		
11	6.09%	5.23%	7.08%	12.90%	12.47%		
12	7.06%	5.99%	8.09%	15.40%	14.04%		
13	7.93%	6.88%	9.16%	16.85%			
14	8.69%	7.60%	10.14%	18.20%			
15	9.74%	8.50%	11.00%	19.59%			
16	10.20%	9.27%	12.10%	21.33%			
17	11.12%	10.01%	12.84%				
18	12.00%	10.70%	13.61%				
19	13.02%	11.56%	14.63%				
20	13.72%	12.21%	15.42%				
21	14.54%	12.87%					
22	15.05%	13.36%					
23	15.64%	14.04%					
24	16.07%	14.63%					
25	16.52%						
26	16.85%						
27	17.46%						
28	18.07%						

For example, quarter 4 in column 1 represents the sum of the unpaid principal balance of defaulted loans for the first four quarters for each calendar year divided by the total original principal balance of all the loans originated in that year. For 1997 quarter 4 would be the first through fourth quarter of 1997, for 1998, quarter 4 would be the first through fourth quarters of 1998 and so on.

	Delinquency Experience December 31,				
	1999	2000	2001	2002	2003
Principal Balance of Assets					
Total Outstanding(1)	$ 1,114,614,262	$ 1,173,906,367	$ 1,235,538,286	$ 1,276,286,752	$ 1,294,514,018
Origen Originations(5)	$ 1,066,439,111	$ 1,052,651,068	$ 1,130,952,847	$ 1,186,456,903	$ 1,216,262,684
Acquisitions(5)	$ 48,175,151	$ 121,255,299	$ 104,585,439	$ 89,829,849	$ 78,251,334
Principal Balance of Delinquent Assets(2)					
Total 30-59 days past due	$ 15,725,228	$ 19,524,366	$ 19,720,727	$ 24,457,120	$ 34,298,462
Origen Originations(5)	$ 13,838,741	$ 15,486,369	$ 16,481,814	$ 21,215,910	$ 30,464,027
Acquisitions(5)	$ 1,886,487	$ 4,037,996	$ 3,238,913	$ 3,241,210	$ 3,834,435
Total 60-89 days past due	$ 4,675,484	$ 7,501,422	$ 9,003,867	$ 11,497,386	$ 12,017,681
Origen Originations(5)	$ 4,129,221	$ 5,977,533	$ 7,956,056	$ 10,167,935	$ 10,242,595
Acquisitions(5)	$ 546,263	$ 1,523,889	$ 1,047,812	$ 1,329,451	$ 1,775,086
Total 90 days or more past due(1)	$ 11,096,613	$ 27,785,135	$ 35,828,738	$ 38,910,302	$ 49,789,255
Origen Originations(5)	$ 9,892,088	$ 22,527,294	$ 29,916,417	$ 34,445,964	$ 43,377,008
Acquisitions(5)	$ 1,204,525	$ 5,257,840	$ 5,912,322	$ 4,464,338	$ 6,412,247
Total Delinquency(1)					
Total Delinquency	$ 31,497,325	$ 54,810,922	$ 64,553,332	$ 74,864,807	$ 96,105,398
Origen Originations(5)	$ 27,860,050	$ 43,991,197	$ 54,354,286	$ 65,829,809	$ 84,083,630
Acquisitions(5)	$ 3,637,275	$ 10,819,726	$ 10,199,046	$ 9,034,998	$ 12,021,768
Total Delinquency Percentage(3)	2.83%	4.67%	5.22%	5.87%	7.42%
Origen Originations(5)	2.61%	4.18%	4.81%	5.55%	6.91%
Acquisitions(5)	7.55%	8.92%	9.75%	10.06%	15.38%
Total Delinquency Percentage(4)	2.25%	3.74%	3.46%	4.13%	5.59%
Origen Originations(5)	2.04%	3.31%	3.20%	3.89%	5.19%
Acquisitions(5)	6.92%	7.50%	6.41%	7.32%	11.99%

(1) Includes contracts already in repossession and mortgage loans already in foreclosure.
(2) The period of delinquency is based on the number of days payments are contractually past due (assuming 30-day months). Consequently, payments on a contract or mortgage loan due on the first day of the month are not 30 days delinquent until the first day of the next month.
(3) As a percentage of the principal balance of contracts and mortgage loans outstanding at month end.
(4) Excluding contracts already in repossession and mortgage loans already in foreclosure.
(5) "Origen Originations" include contracts originated by Origen itself and through retailers and loan brokers, and excludes contracts purchased in bulk acquisition transactions, "Acquisitions" include only contracts purchased in bulk acquisition transactions.

	Loan Loss Experience December 31,				
	1999	2000	2001	2002	2003
Principal Balance of Assets					
Total Outstanding(1)	$ 1,114,614,262	$ 1,173,906,367	$ 1,235,538,286	$ 1,276,286,752	$ 1,294,514,018
Origen Originations	$ 1,066,439,111	$ 1,052,651,068	$ 1,130,952,847	$ 1,186,456,903	$ 1,216,262,684
Acquisitions	$ 48,175,151	$ 121,255,299	$ 104,585,439	$ 89,829,849	$ 78,251,334
Gross losses(2)	$ 13,047,364	$ 31,478,611	$ 43,074,628	$ 51,264,609	$ 47,900,139
Origen Originations	$ 10,786,216	$ 24,014,573	$ 34,754,128	$ 42,619,509	$ 41,979,419
Acquisitions	$ 2,261,148	$ 7,464,038	$ 8,320,500	$ 8,645,100	$ 5,920,721
Net losses(3)	$ 11,580,271	$ 27,992,727	$ 39,209,826	$ 46,297,922	$ 43,082,160
Origen Originations	$ 9,652,538	$ 21,427,889	$ 31,711,968	$ 38,529,894	$ 37,749,126
Acquisitions	$ 1,927,734	$ 6,564,838	$ 7,497,858	$ 7,768,028	$ 5,333,034
Gross losses(2)	1.17%	2.68%	3.49%	4.02%	3.70%
Origen Originations(4)	1.01%	2.28%	3.07%	3.59%	3.45%
Acquisitions(4)	4.69%	6.16%	7.96%	9.62%	7.57%
Net losses(3)	1.04%	2.38%	3.17%	3.63%	3.33%
Origen Originations(4)	0.91%	2.04%	2.80%	3.25%	3.10%
Acquisitions(4)	4.00%	5.41%	7.17%	8.65%	6.82%

(1) Includes contracts already in repossession and mortgage loans already in foreclosure.
(2) The calculation of gross losses includes the principal balance of the contract at the time of repossession plus accrued interest up to the date of disposition of the repossessed unit plus all expenses of repossession and liquidation less the proceeds from asset liquidation. Losses are expressed as a percentage (annualized) of the total principal balance of contracts being serviced at period end.
(3) The calculation of net losses includes the principal balance of the contract at the time of repossession plus all expenses of repossession and liquidation less the proceeds from asset liquidation. Losses are expressed as a percentage (annualized) of the total principal balance of contracts being serviced at period end.
(4) "Origen Originations" include contracts originated by Origen itself and through retailers and loan brokers, and excludes contracts purchased in bulk acquisition transactions, "Acquisitions" include only contracts purchased in bulk acquisition transactions.

The Contract Pool

Summary of Contracts

Statistical Cut-Off Date:	December 31, 2003
Number of Initial Contracts:	5,648
Aggregate Principal Balance	$239,367,418.77
States with more than 5% of the contracts, by principal balance:	California: 22.43%
	Texas: 13.01%
	Alabama: 5.59%
	New York: 5.30%
Percentage of New / Percentage of Used:	78.19% / 21.81%
Weighted Average LTV:	86.48%
LTV Ratio Range:	8.95% to 100.00%
Weighted Average LTI:	137.23%
Current Principal Balance Range:	$618.65 to $201,121.61
Average Current Principal Balance:	$42,380.92
Contract Rates Range:	5.375% to 17.000%
Weighted Average Contract Rate:	10.195%
Weighted Average Remaining Term to Stated Maturity:	243 months
Remaining Term to Stated Maturity Range:	58 months to 360 months
Weighted Average Original Months to Maturity:	255 months
Original Months to Maturity Range:	84 months to 360 months
Latest Maturity Date:	January 1, 2034
Weighted Average Credit Score:	714

Geographical Distribution of Contract Obligors

States	Number of Contracts as of Statistical Calculation Date	Aggregate Principal Balance Outstanding as of Statistical Calculation Date	% of Contract Pool by Outstanding Principal Balance as of Statistical Calculation Date
Alabama	387	$13,369,244.87	5.59%
Arizona	81	3,503,232.70	1.46
Arkansas	128	5,008,903.33	2.09
California	753	53,696,379.65	22.43
Colorado	34	1,704,573.69	0.71
Delaware	22	1,100,654.25	0.46
Florida	142	6,190,339.74	2.59
Georgia	262	9,911,302.84	4.14
Idaho	31	1,158,515.05	0.48
Illinois	15	532,433.13	0.22
Indiana	66	2,062,409.31	0.86
Iowa	34	1,094,254.60	0.46
Kansas	58	2,118,745.79	0.89
Kentucky	91	3,113,048.26	1.30
Louisiana	173	5,617,190.82	2.35
Maryland	33	1,635,135.89	0.68
Michigan	313	10,574,182.63	4.42
Minnesota	59	2,411,909.91	1.01
Mississippi	314	10,782,702.50	4.50
Missouri	97	3,135,214.63	1.31
Montana	26	1,135,350.18	0.47
Nebraska	6	229,345.13	0.10
Nevada	19	807,707.33	0.34
New Mexico	123	5,667,304.94	2.37
New York	293	12,686,762.67	5.30
North Carolina	167	6,151,830.49	2.57
North Dakota	6	329,680.66	0.14
Ohio	139	4,277,706.09	1.79
Oklahoma	274	10,931,938.77	4.57
Oregon	58	2,373,733.94	0.99
Pennsylvania	90	3,333,055.77	1.39
South Carolina	171	6,515,045.74	2.72
South Dakota	23	972,279.42	0.41
Tennessee	169	5,916,177.17	2.47
Texas	782	31,153,306.75	13.01
Utah	21	708,803.40	0.30
Virginia	63	2,366,667.53	0.99
Washington	42	2,276,499.27	0.95
West Virginia	72	2,459,326.87	1.03
Wisconsin	4	114,088.77	0.05
Wyoming	7	240,434.29	0.10
Total	5,648	$239,367,418.77	100.00%

Year of Origination of Contracts

Year of Origination	Number of Contracts as of Statistical Calculation Date	Aggregate Principal Balance Outstanding as of Statistical Calculation Date	% of Contract Pool by Outstanding Principal Balance as of Statistical Calculation Date
1997	1	$43,638.01	0.02%
1998	3	102,583.56	0.04
1999	59	1,355,983.88	0.57
2000	7	302,268.30	0.13
2001	32	1,299,717.75	0.54
2002	3,184	136,984,172.61	57.23
2003	2,362	99,279,054.66	41.48
Total	5,648	$239,367,418.77	100.00%

Distribution of Original Contract Amounts

Origination Contract Amount (in Dollars)	Number of Contracts as of Statistical Calculation Date	Aggregate Principal Balance Outstanding as of Statistical Calculation Date	% of Contract Pool by Outstanding Principal Balance as of Statistical Calculation Date
Less than $10,000.01	18	$148,287.98	0.06%
10,000.01 - 20,000.00	586	9,064,467.12	3.79
20,000.01 - 30,000.00	1,157	28,324,326.03	11.83
30,000.01 - 40,000.00	1,259	42,824,929.96	17.89
40,000.01 - 50,000.00	859	37,628,674.33	15.72
50,000.01 - 60,000.00	748	40,295,263.61	16.83
60,000.01 - 70,000.00	439	27,936,619.75	11.67
70,000.01 - 80,000.00	223	16,363,943.90	6.84
80,000.01 - 90,000.00	139	11,531,801.53	4.82
90,000.01 - 100,000.00	61	5,665,321.54	2.37
100,000.01 - 110,000.00	49	5,042,768.99	2.11
110,000.01 - 120,000.00	30	3,380,546.55	1.41
120,000.01 - 130,000.00	24	2,965,848.27	1.24
130,000.01 - 140,000.00	17	2,256,576.16	0.94
140,000.01 - 150,000.00	17	2,433,912.79	1.02
150,000.01 - 160,000.00	8	1,103,690.70	0.46
160,000.01 or greater	14	2,400,439.56	1.00
Total	5,648	$239,367,418.77	100.00%

Distribution of Remaining Amounts for Contracts

Remaining Contract Amount (in Dollars)	Number of Contracts as of Statistical Calculation Date	Aggregate Principal Balance Outstanding as of Statistical Calculation Date	% of Contract Pool by Outstanding Principal Balance as of Statistical Calculation Date
Less than $10,000.01	41	$342,462.56	0.14%
10,000.01 - 20,000.00	641	10,274,682.80	4.29
20,000.01 - 30,000.00	1,201	30,364,638.42	12.69
30,000.01 - 40,000.00	1,236	43,143,062.32	18.02
40,000.01 - 50,000.00	832	37,296,788.70	15.58
50,000.01 - 60,000.00	726	39,752,564.41	16.61
60,000.01 - 70,000.00	418	27,002,512.36	11.28
70,000.01 - 80,000.00	217	16,160,576.89	6.75
80,000.01 - 90,000.00	127	10,714,882.72	4.48
90,000.01 - 100,000.00	62	5,869,675.52	2.45
100,000.01 - 110,000.00	44	4,596,376.61	1.92
110,000.01 - 120,000.00	29	3,330,740.41	1.39
120,000.01 - 130,000.00	22	2,755,173.42	1.15
130,000.01 - 140,000.00	18	2,417,332.84	1.01
140,000.01 - 150,000.00	17	2,485,084.81	1.04
150,000.01 - 160,000.00	3	460,424.42	0.19
160,000.01 or greater	14	2,400,439.56	1.00
Total	5,648	$239,367,418.77	100.00%

Distribution of Original Loan-to-Value Ratios of Contracts

Loan-to-Value Ratio	Number of Contracts as of Statistical Calculation Date	Aggregate Principal Balance Outstanding as of Statistical Calculation Date	% of Contract Pool by Outstanding Principal Balance as of Statistical Calculation Date
Not Calculated	59	$3,026,371.56	1.26%
5.01% to 10.00%	1	16,706.73	0.01
10.01% to 15.00%	2	29,053.61	0.01
15.01% to 20.00%	4	124,458.31	0.05
20.01% to 25.00%	14	293,293.48	0.12
25.01% to 30.00%	8	199,968.55	0.08
30.01% to 35.00%	19	499,750.55	0.21
35.01% to 40.00%	24	655,322.94	0.27
40.01% to 45.00%	41	1,068,247.75	0.45
45.01% to 50.00%	35	1,019,416.20	0.43
50.01% to 55.00%	60	2,013,204.26	0.84
55.01% to 60.00%	78	2,713,471.30	1.13
60.01% to 65.00%	67	2,445,449.35	1.02
65.01% to 70.00%	142	5,964,371.82	2.49
70.01% to 75.00%	179	7,758,816.74	3.24
75.01% to 80.00%	307	14,181,940.12	5.92
80.01% to 85.00%	651	27,263,016.47	11.39
85.01% to 90.00%	1,219	50,444,548.53	21.07
90.01% to 95.00%	1,809	80,179,793.04	33.50
95.01% to 100.00%	929	39,470,217.46	16.49
Total	5,648	$239,367,418.77	100.00%

Distribution of Original Loan-to-Invoice Ratios of Contracts

Loan-to-Invoice Ratio			Number of Contracts as of Statistical Calculation Date	Aggregate Principal Balance Outstanding as of Statistical Calculation Date	% of Contract Pool by Outstanding Principal Balance as of Statistical Calculation Date
Not calculated			763	$53,809,175.85	22.48%
0.01%	to	25.00%	4	53,894.25	0.02
25.01%	to	50.00%	43	650,539.76	0.27
50.01%	to	75.00%	184	3,821,722.00	1.60
75.01%	to	100.00%	547	14,292,251.71	5.97
100.01%	to	110.00%	393	12,780,228.46	5.34
110.01%	to	120.00%	473	16,103,611.15	6.73
120.01%	to	130.00%	588	21,854,448.25	9.13
130.01%	to	140.00%	729	30,046,839.97	12.55
140.01%	to	150.00%	761	32,690,344.71	13.66
150.01%	to	160.00%	531	23,507,157.26	9.82
160.01%	to	170.00%	340	14,585,052.15	6.09
170.01%	to	180.00%	125	5,523,825.59	2.31
180.01%	to	190.00%	62	3,258,374.46	1.36
190.01%	to	200.00%	43	2,356,990.62	0.98
200.01%	or	greater	62	4,032,962.58	1.68
Total			5,648	$239,367,418.77	100.00%

Current Contract Rate for Contracts

Range of Contract Rates			Number of Contracts as of Statistical Calculation Date	Aggregate Principal Balance Outstanding as of Statistical Calculation Date	% of Contract Pool by Outstanding Principal Balance as of Statistical Calculation Date
5.000%	-	5.999%	5	$315,461.39	0.13%
6.000%	-	6.999%	71	4,277,146.80	1.79
7.000%	-	7.999%	266	15,969,760.50	6.67
8.000%	-	8.999%	788	41,584,136.18	17.37
9.000%	-	9.999%	1,217	60,640,830.61	25.33
10.000%	-	10.999%	1,061	47,384,754.21	19.80
11.000%	-	11.999%	823	30,384,332.97	12.69
12.000%	-	12.999%	647	20,857,276.20	8.71
13.000%	-	13.999%	447	11,430,656.81	4.78
14.000%	-	14.999%	236	5,067,167.54	2.12
15.000%	-	15.999%	75	1,244,556.32	0.52
16.000%	-	16.999%	11	197,871.95	0.08
17.000%	-	17.999%	1	13,467.29	0.01
Total			5,648	$239,367,418.77	100.00%

Original Months to Maturity of Contracts

Original Months to Maturity			Number of Contracts as of Statistical Calculation Date	Aggregate Principal Balance Outstanding as of Statistical Calculation Date	% of Contract Pool by Outstanding Principal Balance as of Statistical Calculation Date
61	to	90	74	$1,087,547.02	0.45%
91	to	120	248	4,886,279.14	2.04
121	to	150	67	1,416,563.95	0.59
151	to	180	1,590	42,369,225.95	17.70
181	to	210	22	1,163,360.56	0.49
211	to	240	2,436	112,015,424.58	46.80
271	to	300	590	32,809,211.72	13.71
331	to	360	621	43,619,805.85	18.22
Total			5,648	$239,367,418.77	100.00%

Remaining Months to Maturity of Contracts

Remaining Months to Maturity			Number of Contracts as of Statistical Calculation Date	Aggregate Principal Balance Outstanding as of Statistical Calculation Date	% of Contract Pool by Outstanding Principal Balance as of Statistical Calculation Date
31	to	60	1	$7,614.98	0.00%
61	to	90	83	1,193,515.07	0.50
91	to	120	238	4,772,696.11	1.99
121	to	150	88	1,815,698.24	0.76
151	to	180	1,570	41,990,438.36	17.54
181	to	210	46	1,675,348.80	0.70
211	to	240	2,414	111,608,964.51	46.63
241	to	270	17	603,206.96	0.25
271	to	300	570	32,080,129.89	13.40
301	to	330	12	565,350.32	0.24
331	to	360	609	43,054,455.53	17.99
Total			5,648	$239,367,418.77	100.00%

Unit Type

Unit Type	Number of Contracts as of Statistical Calculation Date	Aggregate Principal Balance Outstanding as of Statistical Calculation Date	% of Contract Pool by Outstanding Principal Balance as of Statistical Calculation Date
Multi-section Home	3,669	$188,552,530.25	78.77%
Single-section Home	1,979	50,814,888.52	21.23
Total	5,648	$239,367,418.77	100.00%

Property Type

Property Type	Number of Contracts as of Statistical Calculation Date	Aggregate Principal Balance Outstanding as of Statistical Calculation Date	% of Contract Pool by Outstanding Principal Balance as of Statistical Calculation Date
Land Home	239	$16,315,169.34	6.82%
Home Only	5,409	223,052,249.43	93.18
Total	5,648	$239,367,418.77	100.00%

Loan Purpose

Property Type	Number of Contracts as of Statistical Calculation Date	Aggregate Principal Balance Outstanding as of Statistical Calculation Date	% of Contract Pool by Outstanding Principal Balance as of Statistical Calculation Date
Purchase of New Home	4,003	$184,914,304.26	77.25%
Purchase of Repossessed Home	240	8,216,824.76	3.43
Purchase of Used Home	1,346	43,209,918.19	18.05
Refinance	59	3,026,371.56	1.26
Total	5,648	$239,367,418.77	100.00%

Credit Score of Contracts

Credit Score	Number of Contracts as of Statistical Calculation Date	Aggregate Principal Balance Outstanding as of Statistical Calculation Date	% of Contract Pool by Outstanding Principal Balance as of Statistical Calculation Date
Unknown	123	$3,256,037.74	1.36%
501 to 550	12	248,823.39	0.10
551 to 600	149	5,329,431.48	2.23
601 to 650	725	29,045,970.49	12.13
651 to 700	1,448	59,354,155.72	24.80
701 to 750	1,694	75,698,145.30	31.62
751 to 800	1,270	56,915,640.98	23.78
801 to 842	227	9,519,213.67	3.98
Total	5,648	$239,367,418.77	100.00%

Declination Tables

Percentage of the Original Principal Balance of the Class A-1 Notes at the Respective Percentages of the MHP Listed Below:

Payment Date	0%	100%	150%	200%	250%	300%
Initial Percentage	100%	100%	100%	100%	100%	100%
February, 2005	86	66	56	46	36	26
February, 2006	78	39	20	2	0	0
February, 2007	69	13	0	0	0	0
February, 2008	60	0	0	0	0	0
February, 2009	49	0	0	0	0	0
February, 2010	38	0	0	0	0	0
February, 2011	25	0	0	0	0	0
February, 2012	10	0	0	0	0	0
February, 2013	0	0	0	0	0	0
Weighted Average Life (Years)	4.68	1.67	1.25	1.00	0.83	0.72
Weighted Average Maturity (Years)	4.68	1.67	1.25	1.00	0.83	0.72

Percentage of the Original Principal Balance of the Class A-2 Notes at the Respective Percentages of the MHP Listed Below:

Payment Date	0%	100%	150%	200%	250%	300%
Initial Percentage	100%	100%	100%	100%	100%	100%
February, 2005	100	100	100	100	100	100
February, 2006	100	100	100	100	77	52
February, 2007	100	100	81	46	13	0
February, 2008	100	83	38	0	0	0
February, 2009	100	49	3	0	0	0
February, 2010	100	16	0	0	0	0
February, 2011	100	0	0	0	0	0
February, 2012	100	0	0	0	0	0
February, 2013	92	0	0	0	0	0
February, 2014	66	0	0	0	0	0
February, 2015	38	0	0	0	0	0
February, 2016	7	0	0	0	0	0
February, 2017	0	0	0	0	0	0
Weighted Average Life (Years)	10.60	5.04	3.78	3.00	2.47	2.10
Weighted Average Maturity (Years)	10.60	5.04	3.78	3.00	2.47	2.10

Percentage of the Original Principal Balance of the Class A-3 Notes at the Respective Percentages of the MHP Listed Below:

Payment Date	0%	100%	150%	200%	250%	300%
Initial Percentage	100%	100%	100%	100%	100%	100%
February, 2005	100	100	100	100	100	100
February, 2006	100	100	100	100	100	100
February, 2007	100	100	100	100	100	48
February, 2008	100	100	100	90	0	0
February, 2009	100	100	100	60	0	0
February, 2010	100	100	69	18	0	0
February, 2011	100	95	32	0	0	0
February, 2012	100	62	0	0	0	0
February, 2013	100	31	0	0	0	0
February, 2014	100	1	0	0	0	0
February, 2015	100	0	0	0	0	0
February, 2016	100	0	0	0	0	0
February, 2017	81	0	0	0	0	0
February, 2018	51	0	0	0	0	0
February, 2019	24	0	0	0	0	0
February, 2020	0	0	0	0	0	0
Weighted Average Life (Years)	14.13	8.46	6.59	5.27	3.59	3.05
Weighted Average Maturity (Years)	14.13	8.46	6.59	5.27	3.59	3.05

Percentage of the Original Principal Balance of the Class A-4 Notes at the Respective Percentages of the MHP Listed Below:

Payment Date	0%	100%	150%	200%	250%	300%
Initial Percentage	100%	100%	100%	100%	100%	100%
February, 2005	100	100	100	100	100	100
February, 2006	100	100	100	100	100	100
February, 2007	100	100	100	100	100	100
February, 2008	100	100	100	100	90	44
February, 2009	100	100	100	100	90	44
February, 2010	100	100	100	100	88	44
February, 2011	100	100	100	91	72	44
February, 2012	100	100	100	76	58	0
February, 2013	100	100	86	63	0	0
February, 2014	100	100	73	0	0	0
February, 2015	100	87	61	0	0	0
February, 2016	100	74	0	0	0	0
February, 2017	100	62	0	0	0	0
February, 2018	100	0	0	0	0	0
February, 2019	100	0	0	0	0	0
February, 2020	97	0	0	0	0	0
February, 2021	82	0	0	0	0	0
February, 2022	65	0	0	0	0	0
February, 2023	0	0	0	0	0	0
Weighted Average Life (Years)	18.05	12.93	10.79	9.03	7.50	5.23
Weighted Average Maturity (Years)	18.50	13.44	11.23	9.46	7.90	5.46

Percentage of the Original Principal Balance of the Class M-1 Notes at the Respective Percentages of the MHP Listed Below:

Payment Date	0%	100%	150%	200%	250%	300%
Initial Percentage	100%	100%	100%	100%	100%	100%
February, 2005	100	100	100	100	100	100
February, 2006	100	100	100	100	100	100
February, 2007	100	100	100	100	100	100
February, 2008	100	100	100	100	100	100
February, 2009	100	100	97	83	93	100
February, 2010	100	100	85	70	57	83
February, 2011	100	93	75	59	47	52
February, 2012	100	83	65	50	38	0
February, 2013	100	74	55	41	0	0
February, 2014	100	65	47	0	0	0
February, 2015	100	56	40	0	0	0
February, 2016	100	48	0	0	0	0
February, 2017	89	40	0	0	0	0
February, 2018	80	0	0	0	0	0
February, 2019	72	0	0	0	0	0
February, 2020	63	0	0	0	0	0
February, 2021	53	0	0	0	0	0
February, 2022	42	0	0	0	0	0
February, 2023	0	0	0	0	0	0
Weighted Average Life (Years)	16.58	11.26	9.23	7.67	6.85	6.75
Weighted Average Maturity (Years)	17.52	12.11	10.02	8.42	7.56	7.61

Percentage of the Original Principal Balance of the Class M-2 Notes at the Respective Percentages of the MHP Listed Below:

Payment Date	0%	100%	150%	200%	250%	300%
Initial Percentage	100%	100%	100%	100%	100%	100%
February, 2005	100	100	100	100	100	100
February, 2006	100	100	100	100	100	100
February, 2007	100	100	100	100	100	100
February, 2008	100	100	100	100	100	100
February, 2009	100	100	97	83	70	85
February, 2010	100	100	85	70	57	46
February, 2011	100	93	75	59	47	36
February, 2012	100	83	65	50	38	0
February, 2013	100	74	55	41	0	0
February, 2014	100	65	47	0	0	0
February, 2015	100	56	40	0	0	0
February, 2016	100	48	0	0	0	0
February, 2017	89	40	0	0	0	0
February, 2018	80	0	0	0	0	0
February, 2019	72	0	0	0	0	0
February, 2020	63	0	0	0	0	0
February, 2021	53	0	0	0	0	0
February, 2022	42	0	0	0	0	0
February, 2023	0	0	0	0	0	0
Weighted Average Life (Years)	16.58	11.26	9.23	7.66	6.66	6.08
Weighted Average Maturity (Years)	17.90	12.43	10.39	8.74	7.68	7.06